EXHIBIT 12

PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	For the Nine Months Ended September 30,		For the Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
	(Millions, except ratios)
Earnings as Defined in Regulation S-K (A):
Pre-tax Income from Continuing Operations	$2,148	$2,124	$2,636	$1,909	$2,389	$1,130	$1,391
(Income) Loss from Equity Investees, net of Distributions	(17)	(16)	(25)	(5)	(10)	(33)	(31)
Fixed Charges	417	454	591	648	770	838	874
Capitalized Interest (B)	(49)	(32)	(45)	(36)	(26)	(33)	(92)
Preferred Securities Dividend Requirements of Subsidiaries	(2)	(5)	(6)	(6)	(6)	(6)	(6)

Total Earnings	$2,497	$2,525	$3,151	$2,510	$3,117	$1,896	$2,136

Fixed Charges as Defined in Regulation S-K (C)
Interest Expense	$405	$439	$572	$630	$753	$821	$858
Interest Factor in Rentals	10	10	13	12	11	11	10
Preferred Securities Dividend Requirements of Subsidiaries	2	5	6	6	6	6	6

Total Fixed Charges	$417	$454	$591	$648	$770	$838	$874

Ratio of Earnings to Fixed Charges	5.99	5.56	5.33	3.87	4.05	2.26	2.44

(A)	The term “earnings” shall be defined as pre-tax Income from Continuing Operations before income or loss from equity investees plus distributed income from equity investees. Add to pre-tax income the amount of fixed charges adjusted to exclude (a) the amount of any interest capitalized during the period and (b) the actual amount of any preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.
(B)	Capitalized Interest excludes AFUDC for PSE&G.
(C)	Fixed Charges represent (a) interest, whether expensed or capitalized, (b) amortization of debt discount, premium and expense, (c) an estimate of interest implicit in rentals and (d) preferred securities dividend requirements of majority-owned subsidiaries stated on a pre-tax level.